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                                                                     EXHIBIT 2.1

                                                       EXECUTION COPY 04 17 2000

                                    AGREEMENT

      THIS ASSET PURCHASE AGREEMENT ("Agreement") dated April 17, 2000, by and among TransPro, Inc., a Delaware corporation ("Seller") and Leggett & Platt, Incorporated, a Missouri corporation ("Buyer").

                                    RECITALS

      A. Seller desires to sell, transfer and assign to Buyer, and Buyer desires to purchase and assume from the Seller, substantially all of the property and assets and certain liabilities associated with the Crown North America division of the Seller (the "Division"), all upon and subject to the terms and conditions contained herein.

      B. Seller is engaged in the business of (i) designing, engineering, manufacturing, selling and installing specialized interiors for vans, utility trucks and other specialty vehicles and (ii) designing, manufacturing and selling highly engineered, custom products and components such as enclosures, cabinets, racks, and shelving for the telecom industry (the "Business"). The term "Business" includes the business conducted directly by the Division, and indirectly through Crown-VMS Canada, Limited ("VMS").

1.       PURCHASE AND SALE OF ASSETS

         1.1. Assets to be Transferred. Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined) the Seller shall sell, transfer, convey, assign, and deliver to Buyer, and Buyer shall purchase and acquire from the Seller, all right, title and interest in all assets, rights and properties of the Seller on the Closing Date that are utilized primarily in the Business, including without limitation the assets, rights and properties described in 1.1.(a) through 1.1.(o) below, other than the Excluded Assets (as hereinafter defined) (collectively the "Purchased Assets").

         1.1. (a) Owned Real Property. All of the real property used by the Business, which are identified on Schedule 1.1.(a), including fixtures, buildings, improvements, and on the Closing Date all appurtenant rights (the "Owned Real Property").

         1.1. (b) Personal Property. All machinery, equipment, vehicles, tools, supplies, spare parts, furniture and all other personal property used primarily in the Business on the Closing Date, including the personal property described on Schedule l.l.(b).

         1.1. (c) Inventory. All of the Division's inventories of raw materials, work-in-process and finished goods, including all such in transit, and supplies and components utilized primarily in the Business on the Closing Date, together with related packaging



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materials (collectively the "Inventory"), including all such Inventory described on Schedule l.l.(c).

         1.1. (d) Personal Property Leases. All rights under all leases of machinery, equipment, vehicles, furniture and other personal property leased by Seller used primarily in the Business (the "Personal Property Leases"), including the Personal Property Leases described in Schedule l.l.(d).

         1.1. (e) Leased Real Property. All rights under all of the leases with respect to real property leased by the Seller identified on Schedule 1.1.(e) (the "Leased Real Property" and, together with the Owned Real Property, the "Facilities").

         1.1. (f) Trade Rights. Any Trade Rights utilized in the Business, including all such Trade Rights described in Schedule 4.15. As used herein, the term "Trade Rights" shall mean and include: (i) all trademarks, business identifiers, trade dress, service marks, trade names and brand names; (ii) all copyrights and all other rights associated therewith and the underlying works of authorship; (iii) all contracts or agreements granting any right, title, license or privilege under the intellectual property rights of any third party; (iv) patents, patent applications, know-how, discoveries, improvements, designs, trade secrets, shop and royalty rights, employee covenants and agreements respecting intellectual property, confidentiality and non-competition; and (v) all registrations of any of the foregoing, all applications therefor, all goodwill associated with any of the foregoing, all international rights associated with the foregoing, and all damage and other claims for infringements or breach thereof.

         1.1. (g) Contracts. All rights in, to and under all contracts, arrangements, agreements, insurance contracts, purchase or sales commitments for material and other services, advertising and promotional agreements, leases and other agreements ("Contracts") primarily associated with the Business on the Closing Date, whether or not entered into in the ordinary course of business, including, but not limited to, any Contracts with suppliers, customers, sale representatives, distributors, agents, equipment lessors, licensors, licensees, consignors and consignees specified therein, including without limitation those Contracts set forth on Schedule 4.17 and the Personal Property Leases, but excluding those Contracts listed on Schedule 1.2.(g) (the Contracts described in this Section 1.1.(g), hereinafter "Assumed Contracts").

         1.1. (h) Computer Software. All computer source codes, programs and other software, including all machine readable code, printed listings of code, documentation and related property and information related primarily to the Business to the extent transferable to Buyer, excluding the software related to excluded contracts described on Schedule 1.2(g).

         1.1. (i) Literature. All sales literature, promotional literature, catalogs and similar materials of Seller related to the Business to the extent transferable to Buyer.

         1.1. (j) Records and Files. All records and files to the extent related to the Business (copies of which may be retained by Seller to the extent Seller has a legitimate need to retain such copies) including, without limitation, invoices, customer and vendor lists,



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blueprints, specifications, designs, drawings, and operating and marketing plans, and all other documents, tapes, discs, programs or other embodiments of information.

         1.1. (k) Notes and Trade Receivables. All notes, drafts, account and trade receivables to the extent related to the Business including those account and trade receivables described in Schedule 1.1.(k).

         1.1. (l) Licenses and Permits. All rights under all licenses, permits, approvals, certifications and listings relating primarily to the development, use, maintenance, or occupation of the Facilities or the Business (the "Business Permits") as set forth in Schedule 1.1.(l) to the extent assignable or transferable to Buyer.

         1.1. (m) Prepaid Items. Except as provided in Section 1.2.(c), all prepaid items to the extent relating to the Business.

         1.1. (n) Stock. All capital stock of VMS.

         1.1. (o) Other Assets. All other rights, assets, properties and documents, other than Excluded Assets, used or held for use in the Business.

    1.2. Excluded Assets. The provisions of Section 1.1 notwithstanding, Seller shall not sell, transfer, assign, convey or deliver to Buyer, and Buyer will not purchase or accept the following assets of Seller (collectively the "Excluded Assets"):

         1.2. (a) Cash and Cash Equivalents; Refundable Deposits. All cash and cash equivalents or similar type investments (other than petty cash balances at the Facilities), deposits in transit, certificates of deposit, treasury bills and other marketable securities of Seller, whether or not reflected as an asset of the Division.

         1.2. (b) Corporate Franchise. Seller's franchise to be a corporation, its articles of incorporation, stock books, minute books and other corporate records.

         1.2. (c) Prepaid Items. All prepaid items, claims for collection, indemnity rights and other claims and causes of action arising out of or relating to the Excluded Assets described in this Section 1.2 or to liabilities described in Section 2.2.

         1.2. (d) Disposed Assets. Any of the Division assets that are consumed, sold or disposed of in the normal course of business and otherwise in accordance with Section 8.2 prior to the Closing Date.

         1.2. (e) Insurance Policies. All insurance policies or rights under such policies held by Seller.

         1.2. (f) Unrelated Assets. All assets of the Seller not utilized primarily in the Business and all rights of the Seller, under this Agreement or related to the transactions contemplated by this Agreement.



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         1.2. (g) Excluded Contracts. The Seller's right, title, interest and liability in, to and under the Contracts listed on Schedule 1.2.(g) and the stay pay agreements listed on Schedule 1.2(g).

         1.2. (h) Taxes. Any refunds or credits with respect to income Taxes paid or incurred by Seller (plus any related interest received or due from the relevant taxing authority).

         1.2. (i) Benefit Plans or Arrangements. Except as provided in Article 6, any rights of Seller with respect to any Benefit Plan or Benefit Arrangement (as such terms are (i) defined in Section 4.14.(b)) that is a defined benefit or defined contribution retirement plan or (ii) any assets held under the trust agreement or other funding arrangement that is a defined benefit or defined contribution retirement plan.

         1.2. (j) Intra and Intercompany Receivables. Any amounts owed the Business from Seller or one of its affiliates (except as set forth in Schedule 1.1(k)).

2. ASSUMPTION OF LIABILITIES

   2.1 Liabilities Assumed. As used in this Agreement, the term "Liability" shall mean and include any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, contingent or absolute, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured. Subject to the terms and conditions of this Agreement, on the Closing Date, except as provided in Article 6, and except for Excluded Liabilities as set forth in Section 2.2, Buyer hereby assumes and agrees to pay, perform and discharge when due all of the Liabilities of Seller relating to the Division, the Business or the Purchased Assets, whether arising before or after the Closing Date (collectively the "Assumed Liabilities") including but not limited to:

         2.1. (a) Contractual Liabilities. Seller's Liabilities relating to the Assumed Contracts.

         2.1. (b) Liabilities Under Permits and Licenses. All Liabilities under the Business Permits.

         2.1. (c) Leases. Seller's Liabilities under the Personal Property Leases described in Schedule l.l.(d).

         2.1. (d) Purchase Orders. Liabilities under purchase orders entered into by Seller prior to the Closing Date to the extent related to the Business, under which goods and services have not been delivered or rendered by the Closing Date.

         2.1. (e) Liabilities. All current Liabilities, accrued Liabilities (excluding the Income Taxes referenced in Section 2.2.(a)) and contingent Liabilities arising out of the Business, including, but not limited to, any Liabilities arising in connection with any Environmental Law (as defined in Section 4.10) that (i) is related in any way to Seller's, or to the extent of Seller's liability therefore, any previous owner's or operator's, ownership,



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operation or occupancy of the Business or the Facilities and Purchased Assets
being transferred to Buyer, and (ii) in whole or in part occurred, existed, arose out of conditions or circumstances that existed, or was caused on or before the Closing Date, whether or not known to Buyer.

         2.1. (f) Product Liability. All Liabilities for product warranty arising from products manufactured or sold by the Business (whether before or after the Closing Date).

         2.1. (g) Taxes. All Liabilities (i) arising out of the Business for income, profit, payroll, social security, turnover, withholding, franchise, gross receipts, sales, use, transfer, registration, recording, value added, ad valorem, real or personal property, excise, occupation, customs, import and export or other taxes or governmental fees imposed by the United States, any foreign country, any state, municipality, subdivision or agency of the United States or any foreign country or any other governmental or other authority charged with levying taxes of fees, and all interest, penalties, deficiencies and assessments due on account thereof whether disputed or undisputed ("Taxes"), arising from Buyer's conduct of the Business from and after the Closing Date, excluding those Taxes described in Section 2.2.(a) and (ii) for the expenses described as the obligation of Buyer in Section 14.1.(b).

         2.1. (h) Employee; Employee Benefits. All Liabilities relating to or arising out of any of the employee plans, agreements or arrangements assumed by Buyer pursuant to Article 6 hereof, except as provided in Section 2.2.

         2.1. (i) Other. All Liabilities that arise on account of Buyer's conduct of the Business, operation of the Division, use of the Purchased Assets and/or sale of any products manufactured and/or sold by Buyer on or after the Closing Date.

    2.2. Liabilities Not to be Assumed. Except to the extent accrued or reserved on the Recent Statements (defined in Section 4.4), and notwithstanding Section 2.1, Buyer is not assuming and Seller shall not be deemed to have transferred to Buyer, and Seller shall indemnify Buyer against, the following Liabilities of Seller (collectively, the "Excluded Liabilities"):

         2.2. (a) Income, Franchise, and Other Taxes. Any Liability of Seller for any Taxes based on, or measured by, income or gross receipts arising from the operation of the Business prior to the Closing Date or the capital (other than ad valorem taxes) of Seller.

         2.2. (b) Violation of Laws or Orders. Liabilities of Seller for any violation of or failure to comply with any statute, law, ordinance, rule or regulation (collectively, "Laws") or any order, writ, injunction, judgment, plan or decree (collectively, "Orders") of any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, municipal, foreign or other (collectively, "Government Entities") commenced, pending or notified prior to the Closing Date.




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         2.2. (c) Liability For Breach. Liabilities of Seller for any breach or failure to perform any of Seller's covenants and agreements contained in, or made pursuant to, this Agreement.

         2.2. (d) Excluded Contracts. Liabilities arising under the Contracts listed on Schedule 1.2.(g).

         2.2. (e) Insurance. Liabilities covered by insurance policies of Seller in effect as of the Closing Date, but only to the extent Seller irrevocably receives proceeds thereunder.

         2.2. (f) Transaction Obligations and Expenses. All Liabilities incurred by Seller in connection with this Agreement and the transactions contemplated herein (including without limitation fees and expenses under Section 14.1).

         2.2. (g) Bank Debt. Liabilities arising under the Company's Revolving Credit Agreement dated as of July 30, 1998, as amended.

         2.2 (h) Former Facilities. Any Liabilities relating to former facilities of the Business, including without limitation Liabilities under Environmental Laws relating to such former facilities.

         2.2 (i) Former Employees. Any Liabilities relating to former employees of the Business unless such employees become Active Union Represented Employees or Active Non-Represented Employees under Article 6 hereof.

         2.2 (j) Product Liability. Any Liabilities for personal injury product liability claims relating to occurrences prior to the Closing Date.

         2.2 (k) Stock Plans. Any Liabilities under any stock option or other stock plans of Seller.

         2.2 (l) Scheduled Liabilities. Any Liability relating to the matters set forth on Schedule 4.4(b).

         2.2 (m) Intra and Intercompany Payables. Any Liabilities of the Business to Seller or one of its affiliates.

3. PURCHASE PRICE - PAYMENT

    3.1. Purchase Price.

         (a) The purchase price (the "Purchase Price") for the Purchased Assets and other rights and covenants of Seller hereunder shall be the amount of $37,500,000 cash, less (i) Debt, and less (ii) the Pension Adjustment. "Debt" shall mean all interest bearing debt and debt equivalents assumed by Buyer and amounts owed to Seller or Affiliates of Seller,




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including, without limitation, prepayment penalties or premiums, capitalized leases and accrued interest. The Pension Adjustment shall be $850,000.

         (b) Two business days prior to the Closing Date, the parties shall jointly prepare an estimate of the Purchase Price, which shall be set out on a schedule. If the parties discover, either before or within 120 days after Closing, any error or inaccuracy in the determination of the amount of Debt, the parties agree to make appropriate adjustment to the Purchase Price or make payment to the other party to correct such error or inaccuracy. If the parties are unable to resolve their differences regarding the amount of the Purchase Price within twenty (20) days of notice of a dispute (the "Resolution Period"), the parties shall submit the dispute to Arthur Andersen (Chicago) (the "Neutral Auditor") for final resolution. The Neutral Auditor shall render its opinion on the determination of the Purchase Price within thirty (30) days of submission by the parties.

     3.2 Payment of Purchase Price.

         The Purchase Price shall be paid by Buyer as follows:

         (a) Assumption of Liabilities. At the Closing, Buyer shall deliver to Seller such documents and instruments as are reasonably required to evidence the assumption of the Assumed Liabilities.

         (b) Cash to Seller. At the Closing, Buyer shall deliver to Seller the sum of Thirty-Seven Million, Five Hundred Thousand Dollars ($37,500,000), less the amount of the Debt and Pension Adjustment.

         (c) All payments under this Section 3.2 shall be made by wire transfer of immediately available funds to an account designated by the recipient.

         (d) All payments shall be subject to mandatory tax withholding requirements. The parties agree to cooperate regarding any required filings and withholdings, including obtaining certificates of compliance issued under the provisions of Section 116 of the Income Tax Act (Canada).

    3.2. Allocation of Purchase Price. The aggregate Purchase Price (including the assumption by Buyer of the Assumed Liabilities) shall be allocated among the Purchased Assets for tax purposes by agreement of the parties within ninety (90) days after the Closing Date in accordance with the Code. Seller and Buyer will follow and use such allocation in all tax returns, filings or other related reports made by them to any governmental agencies. To the extent that disclosures of this allocation are required to be made by the parties to the Internal Revenue Service ("IRS") under the provisions of Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code") or any regulations thereunder, Buyer and Seller will disclose such reports to the other prior to filing with the IRS.




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4.       REPRESENTATIONS AND WARRANTIES OF SELLER

         The Seller makes the following representations and warranties to Buyer, on the date hereof and on the Closing Date, each of which shall survive the Closing of the transactions provided for herein, except as limited in Article
11. For purposes of this Agreement, an "Affiliate" of "Person A" is a person that controls, is controlled by or is under common control with Person A. The term "person" includes without limitation individuals, corporations, partnerships, limited liability companies, government bodies and agencies and other entities.

    4.1. Corporate.

         4.1. (a) Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. VMS is a corporation duly incorporated or continued and subsisting under the laws of Ontario.

         4.1. (b) Corporate Power. Seller and VMS each has all requisite corporate power and authority to own, operate and lease the properties of the Business, to carry on the Business as and where such is now being conducted, to enter into this Agreement and the other documents and instruments to be executed and delivered by such person pursuant hereto and to carry out the transactions contemplated hereby and thereby.

         4.1. (c) Subsidiaries. Except as described in Schedule 4.1.(c), Seller has no subsidiaries engaged in the Business.

    4.2. Authority. The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Seller pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of the Seller and VMS. No other or further corporate act or proceeding on the part of Seller or VMS is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Seller or VMS pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Seller pursuant hereto will constitute, valid and binding agreements of Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

    4.3. No Violation. Except as described in Schedule 4.3 and except for the requirement that the applicable waiting periods expire pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by Seller pursuant hereto, nor the consummation by Seller of the transactions contemplated hereby and thereby (a) will violate any applicable law or order or will require any authorization, consent, approval, exemption or other action by or notice to any



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government entity, or (b) will violate or conflict with, or constitute a default
(or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or permit adverse modification of, or result in the creation of any Lien (as defined in Section 4.11.(a)) upon any of the Purchased Assets or any assets of VMS, under any term or provision of the Articles of Incorporation or By-laws of Seller or VMS or of any Material Contract to which Seller is a party or by which Seller or VMS or any of the Purchased Assets may be bound or affected or of any Business Permit.

    4.4. Financial Statements.

         (a) Financial Statements. Included as Schedule 4.4 are certain historical balance sheets of the Business as of December 31, 1997, 1998 and 1999 and as of February 29, 2000 and statements of operations for the Business for the fiscal years ended December 31, 1997, 1998 and 1999 and the two (2) months ended February 29, 2000 (collectively, the "Financial Statements"). The statements as of and for the period ending February 29, 2000 are called the "Recent Statements." Except as set forth on Schedule 4.4(a), the Financial Statements (i) were prepared in the ordinary course of business from the regular financial books and records of the Seller in accordance with GAAP consistently followed throughout the periods indicated (provided that the Recent Statements are subject to normal year end adjustments which would not be material in amount or effect and do not include notes), (ii) accurately reflect the transactions, assets, liabilities, earnings and other results of operations of the Business, and (iii) are complete and correct in all material respects. Except as set forth in Schedule 4.4, all costs and expenses associated with the operation and administration of the Business on a stand-alone basis are reflected in the Financial Statements. All debts included within the Assumed Liabilities may be prepaid at any time without penalty or premium.

         (b) Undisclosed Liabilities. Except (i) as and to the extent disclosed in the Disclosure Schedule; (ii) liabilities or obligations to perform or pay under the executory portion of any Material Contract, or the executory portion of "Minor Contracts;" (iii) liabilities which are covered by any insurance policy disclosed in the Disclosure Schedule and which are being retained by Seller under Section 2.2(e); (iv) liabilities clearly within the scope of representations and warranties in this Article 4 (the "Other Representation") the existence of which do not constitute a breach of the Other Representation, provided, that this exception does not apply if at the time a Claim is made under this Section 4.4, the liability constitutes a breach of the Other Representation but a claim can not be brought for a breach of the Other Representation because the time limitation in Section 11.5(a) as to the Other Representation has already expired, and provided further that the fact that the subject matter to which the breach relates is covered by a section heading in
Article 4 does not necessarily mean that the liability is clearly within the scope of the representations and warranties in Article 4; or (v) as and to the extent accrued or reserved against in the Recent Statements, neither Seller nor VMS has any Liabilities relating to the Division, the Business or the Purchased Assets, other than liabilities and obligations incurred since February 29, 2000 in the ordinary course of business. Minor Contracts are contracts and agreements of the Business which Seller is not required to disclose under Section 4.17.




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       4.5. Tax Matters. Except as set forth on Schedule 4.5, all federal, state, foreign, county, local and other Tax returns relating to the Business or the Purchased Assets, or required to be filed by or on behalf of Seller or VMS in any jurisdiction have been completely and accurately prepared and timely filed and Seller and VMS have withheld and paid all Taxes due and payable. All Tax returns of Seller and VMS provided to Buyer or its representatives are accurate and complete. There are no present disputes as to Taxes or any Tax liens on any Purchased Assets or assets of VMS. There are no outstanding agreements or waivers extending dates for filing, payment, assessment or reassessment or extending the statutes or other periods of limitation applicable to any Tax or Tax return of Seller or VMS relating to the Purchased Assets or the Division or assets of VMS. There is no legal proceeding, audit, assessment, reassessment or request for information in progress, pending or threatened against or involving Seller or VMS in respect of Taxes nor are there any issues under discussion with any taxing authority relating to any matters which could result in claims for additional Taxes.

            "Tax" or "Taxes" means all taxes or liens, including any interest, fines, penalties or other additions to tax, which the Seller or VMS is required to pay, withhold or collect (including without limitation all income or profits taxes, payroll and employee withholding taxes, capital taxes, unemployment insurance, social security or welfare taxes, goods and service taxes, sales and use taxes, ad valorem taxes, value-added taxes, excise taxes, import and customs duties, surcharges, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes and assessments, and transfer taxes).

       4.6. Trade Receivables. Schedule 4.6 contains an aged schedule of trade receivables relating to the Business as of March 31, 2000. Except as disclosed on Schedule 4.6, and subject to the allowance for bad debts set forth in the Recent Statements, all trade receivables of Seller and VMS relating to the Business represent arm's length sales actually made in the ordinary course of business. Except as disclosed on Schedule 4.6, no trade receivables of Seller or VMS relating to the Business are uncollectible, subject to counterclaim or set-off or are subject to any dispute.

      4.7. Inventory and Work-in-Progress. All Inventory and work-in-progress of Seller or VMS reflected on the Recent Statements consist of quality and quantity useable or saleable in the ordinary course of business, has a commercial value at least equal to the value shown on such balance sheet and is valued in accordance with GAAP at the lower of cost (on a FIFO basis) or market. All Inventory purchased since the date of the Recent Statements consists of a quantity and quality useable or saleable in the ordinary course of business. All work-in-progress is of a quality ordinarily produced in accordance with the requirements of the orders to which such work-in-progress is identified.

      4.8. No Litigation. Except as set forth in Schedule 4.8, there is no action, suit, arbitration, proceeding, investigation or inquiry pending or, to Seller's Knowledge, threatened relating to or affecting the Purchased Assets or the assets of VMS or the Business or the transactions contemplated by this Agreement



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    4.9. Compliance with Laws and Orders.

         4.9. (a) Compliance. Except as set forth on Schedule 4.9.(b) or 4.10.(b), Seller and VMS are in compliance in all material respects with all applicable statutes, laws, rules, regulations and ordinances (collectively "Laws") and orders relating to the Business. Neither Seller nor VMS has received notice of any violation or alleged violation of, or is subject to any Liability for past and continuing violation of, any Laws or orders. All reports and returns required to be filed by Seller and VMS with any government entity have been filed, and were accurate and complete when filed.

         4.9. (b) Licenses, Permits and Approvals. Except as set forth on
Schedule 4.9.(b), Seller and VMS have all material licenses, permits, approvals, authorizations and consents of all government entities and all certification organizations required for the conduct of the Business as presently conducted.

   4.10. Environmental Matters.

         4.10. (a) Definitions. The applicable Laws relating to pollution or protection of the environment, natural resources or human health, including Laws relating to emissions, discharges, generation, storage, treatment, transportation, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic, hazardous or petroleum or petroleum-based substances or wastes ("Hazardous Substances") into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances including, without limitation, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended, and their state and local counterparts are herein collectively referred to as the "Environmental Laws".

         4.10. (b) Environmental Representations.

                  (i) Except as described on Schedule 4.10.(b), to the best of Seller's Knowledge, neither the operation of the Business nor the activities of the Seller or VMS relating to the Business have violated any applicable Environmental Law in any material respect.

                  (ii) Except as described in Schedule 4.10.(b), to the best of Seller's Knowledge, Seller and VMS have obtained all permits necessary for the operation of the Business' Facilities as they are currently being operated under any and all applicable Environmental Laws.

                  (iii) To Seller's Knowledge, no Hazardous Substances have been produced, sold, used, stored, transported, handled, released, discharged or disposed of at or from any of the Business' Facilities or properties by any person in a manner that violated any applicable Environmental Law.

                  (iv) Neither Seller nor VMS has received written notice from any governmental entity that the Business' Facilities are in violation or allegedly in violation of, do not comply or allegedly do not comply with, or are the basis for liability or alleged liability under any applicable Environmental Law.

                  (v) Except as described on Schedule 4.10(b), to the best of Seller's Knowledge, (i) no Hazardous Substance is present on, in, under or about any real property owned, managed, controlled, occupied, leased or otherwise used (collectively "Controlled") by the Business (except for such quantities as are used in the ordinary course of business and stored in appropriate containers in compliance with all Environmental
         Laws).

                  (vi) Except as disclosed on Schedule 4.10(b), other than environmental assessments conducted on behalf of Buyer, for the past 5 years no environmental audit, evaluation, assessment, study or test of any property or business operation of the Seller or VMS is being or has been conducted by or on behalf of the Seller or VMS.

                  (vii) During the past three years, neither the Seller nor VMS has paid any civil or criminal fines, penalties, judgments or other amounts relating to alleged failure to comply with Environmental Laws relating to the Business.

                  (viii) No representation or warranty is made in this Agreement as to any matters relating to the environment, Environmental Laws, or Hazardous Substances except in this Section 4.10.(b).

   4.11. Title to and Condition of Properties.

         4.11. (a) Marketable Title. Except as set forth on Schedule 4.11.(a), Seller owns all of the Purchased Assets, free and clear of all mortgages, liens (statutory or otherwise), security interests, claims, pledges, licenses, equities, options, conditional sales contracts, assessments, levies, easements, covenants, reservations, restrictions, rights-of-way, exceptions, limitations, charges or encumbrances of any nature whatsoever (collectively, "Liens") other than Permitted Liens (as defined below). Except as set forth on Schedule 4.11(a), VMS owns or leases, free and clear of any Liens, other than Permitted Liens, all assets, rights and properties of VMS reflected in the Financial Statements. At Closing, VMS will own or lease free and clear of any Liens, other than Permitted Liens, all assets, rights and properties of VMS reflected in the Financial Statements. Upon payment for the Purchased Assets as contemplated herein, the Seller will convey to Buyer all right, title and interest in and to the Purchased Assets free and clear of all exceptions to title or Liens except in each case (i) as specifically set forth in Schedule 4.11.(b), (ii) Liens for current taxes and assessments not yet due and payable or being contested in good faith by appropriate proceedings, and (iii) such minor imperfections or exceptions to title, if any, as do not, and could not reasonably be expected to materially detract from the value of the affected Purchased Asset or to impair the use of such asset (such exceptions, collectively, the "Permitted Liens").

         4.11. (b) Real Property. Schedule 1.1.(a) sets forth all Real Property owned by Seller or VMS which is utilized by the Business. Schedule 1.1.(e) sets forth all Real Property leased by Seller or VMS which is utilized by the Business. There are now in full force and effect duly issued certificates of occupancy permitting the Real Property and improvements located thereon to be legally used and occupied as the same are now constituted. All of the Real Property has permanent rights of access to dedicated public highways. There is not any claim of adverse possession or prescriptive rights involving any of the Real Property. None of the Real Property is located in a flood plain, flood hazard area, wetland or lakeshore erosion area within the meaning of any Law. To the Seller's Knowledge, no public improvements have been commenced and none are planned which in either case may result in special assessments against or otherwise materially adversely affect any Real Property. No Seller has any notice or Knowledge of any (i) order requiring repair, alteration, or correction of any existing condition affecting any Real Property or the systems or improvements thereat, (ii) underground storage tanks on the Real Property, or
(iii) any structural, mechanical, or other defects of material significance affecting any Real Property or the systems or improvements thereat.

         4.11. (c) No Condemnation or Expropriation. To the Seller's Knowledge, neither the whole nor any portion of the property or any other assets of the Business is subject to any order to be sold or is being condemned, expropriated or otherwise taken by any government entity with or without payment of compensation therefor.

         4.11. (d) VMS Shares. All issued and outstanding shares of the capital stock of VMS (the "VMS Shares") have been duly authorized and validly issued and are fully paid and nonassessable. All issuances, transfers or purchases of the capital stock of VMS have been in compliance with all applicable agreements and laws. There are no outstanding subscriptions, options, rights, warrants, rights of first refusal, convertible securities, or other agreements or commitments obligating VMS to issue or to transfer, or for Seller to transfer, any capital stock of VMS. All VMS Shares are owned, beneficially and of record, by Seller, free and clear of any Liens.

         4.11. (e) All Assets. Except for the Excluded Assets or as set out in
Schedule 4.4, the Purchased Assets constitute all assets, rights and properties necessary to, or used by Seller to, conduct the Business as previously conducted.

  4.12. Insurance. Set forth in Schedule 4.12 is a complete and accurate list and description of all policies of fire, liability, product liability, workers compensation, health and other forms of insurance held by Seller or VMS relating to the Business. No notice of cancellation or termination has been received with respect to any such policy relating to the Business. To the Knowledge of the Seller, there is no claim by the Business pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

  4.13. Product Warranty and Product Liability. Except as stated in the Business' standard warranty, there are no express warranties, commitments or obligations with respect to the return, repair or replacement of Products. Schedule 4.13 contains a description of all product liability claims and similar Litigation relating to products manufactured or sold, or services rendered, made or pending within 3 years prior to the date hereof or which to the Seller's Knowledge are threatened, in which a party thereto either requests injunctive relief or alleges damages in excess of $25,000 (whether or not covered by insurance). To the Seller's Knowledge, there are no defects in design, construction or manufacture of Products which would adversely affect performance. None of the Products has been the subject of any replacement, field fix, retrofit, modification or recall campaign by Seller. As used in this Section 4.13, the term "Products" means any and all products currently or at any time previously manufactured, distributed or sold by the Business, or by any predecessor of the Business under any brand name or mark under which products are or have been manufactured, distributed or sold by the Business.

   4.14. Employee Benefits/Labor.

         4.14. (a) Labor Matters. Except as set forth in Schedule 4.14.(a), there are no pending or outstanding grievances, labor arbitrations or other labor disputes relating to the Business employees. Except to the extent set forth in Schedule 4.14.(a), no strike, picketing or work stoppage affecting any group of Business employees has occurred or been threatened during the three (3) years preceding the date of this Agreement. Schedule 4.14(a) sets forth the name, position and current annual compensation of the 10 most highly compensated employees of the Business, together with the date and amount of the last compensation increase for each such person. Except as set forth on Schedule 4.14(a), all of the Business' employees are employees at will. To the best of Seller's Knowledge, no employee of the Business has given notice of intent to terminate employment if the transactions contemplated by this Agreement are completed.

         4.14. (b) Benefit Plans.

                  (i) Schedule 4.14.(b) lists each "employee benefit plan," as such term is defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is covered by ERISA and that is maintained or otherwise contributed to by Seller or VMS for the benefit of the Business employees. A true and complete copy of such plans (each a "Benefit Plan," and collectively the "Benefit Plans") has been delivered or made available to Buyer. Schedule 4.14.(b) lists each plan or arrangement not subject to ERISA maintained or otherwise contributed to by Seller or VMS for the benefit of Business employees and providing for deferred compensation (including foreign deferred compensation arrangements), bonuses, profit sharing, vacation, disability, severance, stock options, employee insurance coverage or any similar compensation or welfare benefit arrangement (a "Benefit Arrangement" and collectively, the "Benefit Arrangements"). A true and complete copy of each Benefit Arrangement has been delivered or made available to Buyer. Neither Seller nor VMS is a party to any dispute or controversy under federal or state laws governing the Benefit Plans or Benefit Arrangements.

                  (ii) Except as set forth on Schedule 4.14.(b), each Benefit Plan and Benefit Arrangement has been maintained and administered at all times in compliance in all material respects with its terms and all applicable laws, rules and regulations, including but not limited to ERISA and the Code, applicable to such Benefit Plan or Benefit Arrangement.

                  (iii) No "reportable event" (as such term is used in Section 4043 of ERISA), "prohibited transaction" (as such term is used in
         Section 406 of ERISA or Section 4975 of the Code) has heretofore occurred with respect to any Benefit Plan.

                  (iv) Except as set forth on Schedule 4.14(b), (a) there are no funding deficiencies regarding any Benefit Plan or Benefit Arrangement,
         (b) no Benefit Plan or Benefit Arrangement is a Multiemployer Plan (as defined in Section 4001 of ERISA); (c) no Benefit Plan or Benefit Arrangement provides for medical benefits, life insurance or other similar benefits to retirees or their families (except as such benefits are required by COBRA); (d) no termination or partial termination of any Benefit Plan or participation in any Benefit Plan or Benefit Arrangement has occurred within the last five years; and (e) the Seller's and VMS' liabilities with respect to Benefit Plans and Benefit Arrangements are reflected in and have been accrued for in the Financial Statements in accordance with GAAP.

   4.15. Trade Rights. Schedule 4.15 lists all Trade Rights used by or necessary to conduct the Business of the type described in clauses (i), (ii) and (iv) of
Section 1.1.(f) (including any registrations thereof or applications therefor) and indicates whether such Trade Rights are owned or licensed by the Seller or VMS. Neither Seller nor VMS has interfered with, infringed upon, misappropriated, or violated any Trade Rights of any third party in the operation of the Business. Except as set forth on Schedule 4.15, neither Seller nor VMS, in connection with the Business, has received within the past three (3) years any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation or violation, nor to the Knowledge of Seller has any third party interfered with, infringed upon, misappropriated, or violated any material Trade Rights of Seller or VMS with respect to the Business.

   4.16. Major Customers and Suppliers.

         4.16. (a) Major Customers. Schedule 4.16.(a) contains a list of the ten
(10) largest customers, including distributors, if applicable, of the Business for each of the two (2) most recent fiscal years (determined on the basis of the total dollar amount of net sales) showing the total dollar amount of net sales to each such customer during each such year.

         4.16. (b) Major Suppliers. Schedule 4.16.(b) contains a list of the 10 largest suppliers to the Business for each of the two (2) most recent fiscal years (determined on the basis of the total dollar amount of purchases) showing the total dollar amount of purchases from each such supplier during each such year.

         4.16. (c) Sales Representatives. Schedule 4.16.(c) contains a list of all sales representatives of the Business. Schedule 4.16.(c) also includes copies of all written sales representative, dealer, distributor and franchise contracts and a complete and accurate description of all other material policies and agreements that Seller or VMS presently has with its dealers and distributors.

         4.16. (d) Customer and Supplier Relationship. To the Knowledge of Seller, none of the top 10 customers or suppliers of the Business has threatened or, to Seller's Knowledge, intends to cease entirely or materially alter its business with the Business after the Closing Date. Neither Seller nor any of its Affiliates has any direct or indirect interest in any competitor, supplier, customer, lessee, lessor or in any other person with whom the Business does business.

   4.17. Contracts.

         Schedule 4.17 sets forth a list of all written contacts or agreements relating to the Business which individually contemplate or involve total payments by or to Seller or VMS of more than $75,000, or the consequences of a default or termination of which could have a material adverse effect on the Business (excluding purchase orders for raw materials in the ordinary course and consistent with past practice), separated according to the categories set forth below.

         4.17. (a) Any employment Contract with any employee or director of the Seller or VMS.

         4.17. (b) Any collective bargaining agreement applicable to Business Employees (the "Collective Bargaining Agreement(s)").

         4.17. (c) Any covenant not to compete that restricts the Seller or VMS.

         4.17. (d) Any Contract to lease real or personal property.

         4.17. (e) Any Contract for loaning or borrowing any money or directly or indirectly guaranteeing Liabilities of others.

         4.17. (f) Any Contract under which any other person has directly or indirectly guaranteed Liabilities of Seller or VMS.

         4.17. (g) Any Contract under which Seller or VMS licenses to or from any third party any Trade Rights.

         4.17. (h) Any sales contracts or commitments to customers or distributors.

         4.17. (i) Any agreement, understanding, contract or commitment (written or oral) with any Affiliate of Seller.

         4.17. (j) Any agreement for indemnification and contribution of a third party.

         4.17. (k) Any purchase and supply agreements.

         4.17. (l) Any agreement of confidentiality, non-disclosure or non-use with a third party.

         4.17. (m) Any partnership, joint venture or similar agreements involving the Business.

         4.17. (n) All special arrangements relating to the supply of utility service.

         4.17. (o) Any agreement which restricts or could restrict the Business' ability to continue its operations as currently conducted.

         4.17. (p) Any other Contract to which Seller or VMS is a party or by or to which any of the Purchased Assets are bound or subject.

            To Seller's Knowledge, the Business does not have any oral contracts or agreements which individually contemplate or involve total payments by or to Seller or VMS of more than $250,000, or the consequences of a default or termination of which could have a material adverse effect on the Business. Except as disclosed on the Schedules hereto, each Contract described on Schedule
4.17 (collectively, the "Material Contracts") is valid, binding and in full force and effect and is enforceable by Seller or VMS, in accordance with its terms. Except as disclosed in the Schedules hereto, Seller and VMS have performed all material obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach or default. Except as disclosed on
Schedule 4.17, to Seller's Knowledge, none of the other parties to any Material Contract is in default thereunder. Neither Seller nor VMS has waived any rights under any Material Contract.

      4.18. Year 2000 Compliance. The Purchased Assets and assets of VMS will not require any repair, rewrite, conversion or other adaptation that would cost the Buyer more than $250,000 in the aggregate in order to allow such assets to use any date after December 31, 1999 without material failure.

         4.19. No Brokers or Finders. Except for Goldsmith Agio Helms, Seller has not retained, employed or used any broker or finder in connection with the transaction provided for herein or in connection with the negotiation thereof.

         4.20 Absence of Certain Events.

         Since the date of the Recent Statements, Seller and VMS have conducted the Business in the ordinary and usual course and in substantially the same manner as previously conducted (including without limitation, neither Seller nor VMS has taken any action to reduce working capital such as offering unusual sales discounts or incentives, modifying credit terms or altering practices for paying suppliers or taking early payment discounts). During the period beginning on the date of the Recent Statements and ending on the date hereof, to Seller's Knowledge, there has not been any event, circumstance or condition that has had, or is reasonably likely to have, a material adverse effect on the financial condition, business, cash flow, assets, or liabilities of the Business. Since December 31, 1999, neither Seller nor VMS has (i) granted any increase in the compensation of Business employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment), except for reasonable increases in the ordinary course of the Business and consistent with past practice or as a result of contractual arrangements or sales compensation plans existing on December 31, 1999, (ii) failed to operate the Business in the usual, regular and ordinary manner, on a basis consistent with past practice,
(iii) failed to continue maintenance in accordance with past practice, or (iv) introduced any material change with respect to any method, principle or practice of accounting.

         4.21 Arms-Length Transactions.

         All loans, sales, purchases and other transactions between the Business, on the one hand, and the remainder of Seller and Seller's Affiliates, on the other hand, are described in Schedule 4.21. All such transactions have been conducted at arm's length.

         4.22 Net Asset Value.

         The Net Asset Value of the Purchased Assets at Closing will be at least $15,500,000. "Net Asset Value" shall mean the dollar amount equal to the book value of the Purchased Assets minus the book value of Assumed Liabilities. Book value will be determined from Seller's and VMS' books and records as of the opening of business on the Closing Date (prior to any write ups under purchase accounting on Buyer's books and records) under GAAP as applied by Seller and VMS prior to Closing. The aggregate under-funded pension liability for the Fabricators and 136 Plans shall be deemed to be $850,000. If the Closing Date is after April 30, 2000, the Net Asset Value shall be adjusted by mutual agreement of the parties, and in accordance with past practice, to reflect the later than expected Closing Date.

5.    REPRESENTATIONS AND WARRANTIES OF BUYER

      Buyer makes the following representations and warranties to Seller, on the date hereof and on the Closing Date, each of which shall survive the Closing of the transactions provided for herein, except as limited in Section 11.

    5.1. Corporate.

         5.1. (a) Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri. Buyer is duly authorized, qualified or licensed to do business as a foreign corporation and is validly existing in each of the jurisdictions in which its right, title or interest in or to any assets, or the conduct of its business, requires such authorization, qualification or licensing, except where failure to so qualify or to be in good standing, would not have a material adverse effect on the ability of Buyer to perform its obligations hereunder or under any other agreement contemplated hereby.

         5.1. (b) Corporate Power. Buyer has all requisite corporate power to enter into this Agreement and the other documents and instruments to be executed and delivered by Buyer and to carry out the transactions contemplated hereby and thereby.

      5.2. Authority.

      The execution and delivery of this Agreement and the other documents and instruments to be executed and delivered by Buyer pursuant hereto and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Buyer. No other corporate act or proceeding on the part of Buyer or its Board of Directors is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto or the consummation of the transactions contemplated hereby and thereby. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Buyer pursuant hereto will constitute, valid and binding agreements of Buyer, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally, and by general equitable principles (regardless of whether such enforceability is considered in a proceeding is equity or at law) .

      5.3   No Violation.

      Except for the requirement that the applicable waiting periods expire pursuant to the HSR Act, neither the execution and delivery of this Agreement or the other documents and instruments to be executed and delivered by Buyer pursuant hereto, nor the consummation by Buyer of the transactions contemplated hereby and thereby (a) will violate any applicable Law or order or will require any authorization, consent, approval, exemption or other action by or notice to any government entity or (b) will violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Lien upon any of the assets or properties of Buyer under any term or provision of the Restated Articles of Incorporation or Bylaws of Buyer or any contract to which Buyer is a party or by which Buyer or any of its assets or properties may be bound or affected, except for such occurrences which would not have a material adverse effect on the ability of Buyer to perform its obligations hereunder.

      5.4.  Financial Capacity.

      Buyer has cash available or irrevocable commitments from financial institutions to enable it to consummate the transactions contemplated by this Agreement (the "Financing").

      5.5   Broker Fees.

      Neither Buyer nor any of its officers, directors or employees on behalf of Buyer, has employed any broker or finder or incurred any other liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated hereby.

      5.6   Facilities Closings and Mass Layoffs.

      Buyer does not currently plan or contemplate any plant closings, reductions in force or terminations of employees that, in the aggregate, would constitute a plant closing or mass layoff of Business employees under the Warn Act or any similar federal, state or local statute or ordinance and which would result in liability to Seller.

6.    6.    EMPLOYEE RELATIONS AND BENEFITS

      6.1.  Union Represented Employees.

            6.1. (a) Assumption of Collective Bargaining Agreements. At the Closing, Seller shall assign to Buyer and, except as otherwise provided herein, Buyer shall offer to assume the Collective Bargaining Agreements set forth on Schedule 4.17 that cover hourly Business employees who are or were represented by a collective bargaining agent (the "Union Represented Employees"). Buyer shall inform each union representing Business employees that it is willing to assume their respective Collective Bargaining Agreement.

            6.1. (b) Employment of Union Represented Employees. All of the Union Represented Employees who are in active employment status on the day immediately prior to the Closing Date ("Active Union Represented Employees") shall cease their employment status with Seller on the Closing Date and simultaneously therewith shall be offered employment by Buyer under the terms and conditions of the respective Collective Bargaining Agreements. For purposes of this Section 6.1, the term "active employment status" includes any individual not actively at work due to illness, short-term disability or sick leave, authorized leave of absence, layoff for lack of work or service in the Armed Forces of the United States, but does not include any individual not actively at work due to retirement, resignation, permanent dismissal or long-term disability (Seller represents that an accurate list of such persons has been furnished to Buyer). In addition, any Union Represented Employee who is not an Active Union

      Represented Employee in accordance with the foregoing provisions of this
      Section 6.1.(b) ("Non-Active Union Represented Employees") but who has a right to return to employment with Buyer under the Collective Bargaining Agreement applicable to such employee or pursuant to any applicable law (Seller represents that an accurate list of such persons has been furnished to Buyer) shall be extended an employment offer by Buyer at the time each such employee is eligible to return to work, if at all, under the Collective Bargaining Agreement applicable to such employee or pursuant to any applicable law, and if employed, shall become an Active Union Represented Employee.

            6.1. (c) Defined Benefit Pension Plans. Buyer shall on the Closing Date assume sponsorship of The Crown Divisions, TransPro, Inc. Pension Plan for Hourly Rated Employees and the Crown Fabricators Wooster and Louisville Plants, TransPro, Inc. Bargaining Unit Employees' Pension Plan, and responsibility for all liabilities and assets of such plan, pursuant to the provisions of the Pension Plan Assumption Agreement in the form of Exhibit A hereto.

            6.1. (d) Defined Contribution Retirement Plans. At Closing, Seller shall retain all assets of the TransPro, Inc., 401(k) Savings Plan. As of the Closing Date, Buyer shall establish a defined contribution retirement plan that is comparable in benefits to the TransPro, Inc., 401(k) Savings Plan covering Active Union Represented Employees employed by Buyer ("Buyer Savings Plan"). Buyer Savings Plan shall recognize employment with Seller for purposes of eligibility. Buyer shall provide Seller an Internal Revenue Service determination letter holding that the Buyer Savings Plan satisfies the applicable requirements for qualification and exemption under Sections 401(a) and 501(a) of the Code. Upon evidence satisfactory to Seller, and provided to Seller within one (1) year of Closing, relative to the establishment of Buyer Savings Plan and the existence of such determination letter Seller shall cause the trustee of the TransPro, Inc., 401(k) Savings Plan to transfer the account balances of Active Union Represented Employees employed by Buyer to Buyer Savings Plan. In the event that an Active Union Represented Employee has an outstanding loan under the TransPro, Inc., 401(k) Savings Plan, Buyer will allow such employee to enter into a payroll withholding authorization with Buyer for the purposes of making required payments under such loan, and Seller will direct the Trustee of the TransPro, Inc., 401(k) Savings Plan to accept such payroll deduction amounts from Buyer for a period of twelve (12) months from the Closing Date.

            6.1. (e) Welfare Benefit Plans and Arrangements. Claims incurred prior to the Closing Date on behalf of Union Represented Employees under Seller's insured employee welfare benefit plans shall be processed and paid, in accordance with policy provisions, by the insurers of such plans. Claims incurred prior to the Closing Date on behalf of Union Represented Employees under Seller's self-funded employee welfare benefit plans shall be processed and paid, in accordance with plan provisions, by Seller and/or its third party administrators for such plans. Buyer shall reimburse Seller, promptly upon receiving an itemized invoice, not more frequently than semimonthly, for the reimbursable amount. The reimbursable amount is the amount of such claims that are paid by Seller or its agents on behalf of Union Represented Employees (including dependents and others deriving coverage from such individuals) employed by Buyer, including allocable charges of the third party administrator, reduced by any applicable proceeds of individual or aggregate stop loss insurance. Seller shall reimburse Union Represented Employees employed by Buyer for properly submitted claims by such employees under Seller's Educational Assistance Plan for courses in process, but not completed, by the Closing Date. Seller shall transfer to Buyer promptly following the Closing Date the net positive balance of the accounts of Union Represented Employees employed by Buyer under Seller's Code Section 125 flexible spending and dependent care accounts provided Buyer sponsors a substantially similar successor plan. No claims shall be incurred on or after the Closing Date under Seller's employee welfare benefit plans and arrangements for any Union Represented Employees employed by Buyer. Buyer assumes, effective on the Closing Date, as part of its assumption of applicable collective bargaining agreements, the responsibility and liability to provide any post-retirement welfare benefits required by such collective bargaining agreements.

      6.2.  Hourly Paid Non-Union Represented Employees and Salaried Employees.

            6.2. (a) Employment. All of the hourly paid Division employees not represented by a collective bargaining agent and all of the Division employees who are paid on a salaried or commission basis (collectively, "Non-Represented Employees") who are in active employment status on the day immediately prior to the Closing Date ("Active Non-Represented Employees") shall cease their employment status with Seller on the Closing Date and simultaneously therewith shall be offered employment by Buyer. For purposes of this Section 6.2, the term "active employment status" includes any individual not actively at work due to illness, short-term disability or sick leave, authorized leave of absence, layoff for lack of work, or service in the Armed Forces of the United States but does not include any individual not actively at work due to retirement, resignation, permanent dismissal or long-term disability (Seller represents that an accurate list of such persons has been furnished to Buyer). In addition, any Non-Represented Employee who is not an Active Non-Represented Employee in accordance with the foregoing provisions of this Section 6.2 ("Non-Represented Non-Active Employees") but who has a right to return to employment under the applicable policies of Seller or pursuant to any applicable law (Seller represents that an accurate list of such persons has been furnished to Buyer) shall be extended an employment offer by Buyer at the time each such employee is eligible to return to work or additional employment in the applicable job classification is deemed warranted by Buyer. If such Non-Represented Non-Active Employee is employed by Buyer pursuant to the preceding sentence, then such employee shall become an Active Non-Represented Employee.

            6.2. (b) Wage Rates. Buyer shall make each Active Non-Represented Employee an offer of employment at the same current base rate of pay or salary, as applicable, that was in effect for such employee immediately prior to the Closing Date, provided that Buyer may adjust any individual Non-Represented Employee's wage or salary rate at any time after employment is accepted.

            6.2. (c) Defined Benefit Pension Plans. Seller shall retain all of the assets of the TransPro, Inc. Non Union Retirement Plan and the liabilities for benefits accrued through the Closing Date under such plan. Non-Represented Employees shall be eligible for a normal, early or deferred vested retirement benefit under the plan based upon the employees having separated from service with Seller on the Closing Date and based upon the employee's age and years of service under the applicable plan as of that date. Distribution of the normal, early or deferred vested retirement benefit accrued by any Non-Represented Employee under the plan, including, without limitation, the time of benefit payment and the form in which the benefit is payable, shall be determined in accordance with the terms of the plan. As of the Closing Date, Buyer shall establish for Active Non-Represented Employees employed by Buyer (or otherwise include Active Non-Represented Employees employed by Buyer in) a defined benefit pension plan or plans that either continues the level of benefits provided by Seller and VMS or that provides benefits comparable to those provided by Buyer to its non-represented employees. Buyer's plan shall recognize employment with Seller for purposes of eligibility.

            6.2. (d) Defined Contribution Retirement Plans. As of the Closing Date, Buyer shall establish for Active Non-Represented Employees (or otherwise include Active Non-Represented Employees in) a defined contribution plan or plans that either continues the level of benefits provided by Seller and VMS or that provides benefits comparable to those provided by Buyer to its non-represented employees. Buyer's plan shall recognize employment with Seller for purposes of eligibility. Buyer shall provide Seller an Internal Revenue Service determination letter holding that Buyer's plan for Active Non-Represented Employees satisfies the applicable requirements for qualification exemption under Sections 401(a) and 501(a) of the Code. Upon evidence satisfactory to Seller, and provided to Seller within one (1) year of Closing, relative to the establishment of this plan and the existence of such determination letter, Seller shall cause the Trustee of the TransPro, Inc., 401(k) Savings Plan to transfer the account balances of Active Non-Represented Employees employed by Buyer to such plan. In the event that an Active Non-Represented Employee has an outstanding loan under the TransPro, Inc., 401(k) Savings Plan, Buyer will allow such employee to enter into a payroll withholding authorization with Buyer for the purpose of making required payments under such loan, and Seller will direct the trustee of the TransPro, Inc., 401(k) Savings Plan to accept such payroll deduction amounts from Buyer for a period of twelve
      (12) months from the Closing Date.

            6.2. (e) Welfare Benefit Plans and Arrangements. Claims incurred prior to the Closing Date on behalf of Non-Represented Employees under Seller's insured employee welfare benefit plans shall be processed and paid, in accordance with policy provisions, by the insurers of such plans. Claims incurred prior to the Closing Date on behalf of Non-Represented Employees under Seller's self-funded employee welfare benefit plans shall be processed and paid, in accordance with plan provisions, by Seller and/or its third party administrators for such plans. Buyer shall reimburse Seller, promptly upon receiving an itemized invoice, not more frequently than semimonthly, for the reimbursable amount. The reimbursable amount is the amount of such claims that are paid by Seller or its agents on behalf of Non-Represented Employees (including dependents and others deriving coverage from such individuals) employed by Buyer, including allocable charges of the third party administrator, reduced by any applicable proceeds of individual or aggregate stop loss insurance. Seller shall reimburse Non-Represented Employees employed by Buyer for properly submitted claims by such employees under Seller's Educational Assistance Plan for courses in process, but not completed, by the Closing Date. Seller shall transfer to Buyer promptly following the Closing Date the net positive balance of the accounts of Non-Represented Employees employed by Buyer under Seller's Code Section 125 flexible spending and dependent care accounts provided Buyer has established a substantially similar successor plan. No claims shall be incurred on or after the Closing Date under Seller's employee welfare benefit plans and arrangements for any Non-Represented Employees employed by Buyer. Buyer shall not assume any responsibility or liability to provide any post retirement welfare benefits, except for COBRA coverage arising as a result of a qualifying event occurring after the Closing Date.

            6.2. (f) Severance Benefits. Buyer agrees to indemnify Seller for all severance benefits payable by Seller under the severance pay agreements listed on Schedule 6.2.(f) and costs incurred in connection with such benefits (including, without limitation, attorneys' fees incurred in defending against a claim for severance benefits) to the extent that any such claim for severance benefits is based on Buyer's failure or refusal to offer employment to such Business employees in accordance with the terms of this Section 6 or the termination of any such Business employee within twelve (12) months after the Closing.

      6.3. Required Notice. Buyer will provide any plant closing notices as required under federal, provincial, state or local law as a result of the transactions contemplated in this Agreement, and Buyer shall indemnify, defend and hold Seller harmless from and against any and all liability incurred by Seller, or either one of them, as a result of Buyer's failure to provide such notice on a timely and effective basis.

      6.4. Vacation. With respect to any earned but unused vacation time to which any Active Non-Represented Employee is entitled pursuant to the vacation policy applicable to such employee immediately prior to the Closing Date (the "Vacation Policy"), Buyer shall allow such employee to use such earned vacation; provided, however, that if Buyer deems it necessary to disallow such employee from taking such earned vacation, then Buyer shall be liable for and pay in cash to each such employee an amount equal to such vacation time in accordance with terms of the Vacation Policy.

7.    OTHER MATTERS

      7.1. Noncompetition. Subject to the Closing, and as an inducement to Buyer to execute this Agreement and complete the transactions contemplated hereby, and in order to preserve the goodwill associated with the Business being acquired pursuant to this Agreement, Seller covenants and agrees that for a period of seven (7) years from the Closing Date, it will not, directly or indirectly, in any part of the Territory, unless authorized by Buyer in writing:

                        (i) engage in, continue in or carry on any business
            which competes with the Business;

                        (ii) design, develop, manufacture, assemble, process,
            distribute, market or sell any Covered Products;

                        (iii) solicit orders from or seek or propose to do
            business with any customer or supplier of the Company relating to Covered Products;

                        (iv) hire or solicit to hire any person who, at any time
            during the two (2) years following the Closing Date, has been an employee of Buyer or its Affiliates engaged in the Business, without the prior consent of Buyer, until such person has been separated from employment by the Buyer for at least 180 days;

provided, however, that the foregoing shall not prohibit the ownership of securities of corporations which are listed on a national securities exchange or traded in the national over-the-counter market in an amount which shall not exceed 5% of the outstanding shares of any such corporation. The parties agree that Buyer may sell, assign or otherwise transfer this covenant not to compete, in whole or in part, to any person, corporation, firm or entity that purchases all or part of the business or the Purchased Assets being acquired by Buyer hereunder. In the event a court of competent jurisdiction determines that the provisions of this covenant not to compete are excessively broad as to duration, geographical scope or activity, it is expressly agreed that this covenant not to compete shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such over broad provisions shall be deemed, without further action on the part of any person, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction. Notwithstanding the foregoing, in the event any provision of this Agreement is found to be void or unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement shall nevertheless be binding upon the parties hereto with the same effect as though the void or unenforceable part had not been severed or deleted.

            The term "Territory" means all of the United States, Canada, Mexico and all other parts of the world to which the Business has sold any Covered Products within the 12 months preceding the date hereof. "Covered Products" means any product which is of the type of, or which is competitive with or a substitute for, the products manufactured, assembled, processed, distributed, marketed or sold by the Business currently or during the 12 months preceding the Closing Date or which the Business has or had under design, development or consideration during such period. Covered Products include without limitation commercial van and truck equipment and fixtures (e.g., racks, bins, drawers, shelving, bulkheads, ladder racks and accessory items) and metal fabricated products for the telecom equipment industry (e.g., metal components, racks, cabinets, enclosures, heavy duty battery boxes and air compressor components).

            All of Buyer's subsidiaries and affiliates are intended third party beneficiaries of this Section. Buyer and its affiliates shall be entitled to injunctive relief for the violation of any covenant of this Section and shall have all other rights and remedies allowed in law or equity to prevent further violations. They may also seek damages resulting from any violation.

            The Seller agrees not to disclose any Confidential Information to any person or use any Confidential Information in any manner. "Confidential Information" means all information, belonging or relating to the Business which is not generally known to the public, including without limitation business or trade secrets, price lists, methods, formulas, know-how, customer lists, manufacturing processes, products costs, marketing plans, research and development and financial information.

      7.2. Assistance and Cooperation Regarding Taxes and Financial Statements. After the Closing Date, Buyer shall cooperate and shall cause its appropriate personnel to cooperate in providing Seller with such information and assistance with respect to financial and Tax matters as Seller shall reasonably request to enable (i) Seller to prepare its returns and pay Taxes, including all Taxes related to Seller's operation of the Division on and prior to the Closing Date for which Buyer is not otherwise responsible pursuant to this Agreement and (ii) Seller to prepare its consolidated financial statements. Seller shall reimburse Buyer for its actual out-of-pocket costs relating to its cooperation and assistance under this Section 7.2.

      7.3. Notification. From the date hereof until Closing, Seller shall promptly notify Buyer and Buyer shall promptly notify Seller and keep such other party advised as to (i) any litigation or administrative proceeding pending and known to such party or, to its actual knowledge, threatened against such party that challenges the transactions contemplated hereby; (ii) any material damage or destruction of any of the Purchased Assets; and (iii) any material adverse change in the results of operations or financial condition of the Business.

      7.4. HSR Act Compliance. Buyer and Seller shall each cooperate in filing with the Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the HSR Act with respect to the transactions contemplated hereby and Buyer and Seller shall bear the costs and expenses of their respective filings; provided that Buyer shall pay the filing fee in connection therewith. Buyer and Seller shall use their respective reasonable best efforts to make such filings promptly (and in any event within five (5) business days) following the date hereof, to request early termination, to respond to any requests for additional information made by either of such agencies, to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date and to resist in good faith, at each of their respective cost and expense, any assertion that the transactions contemplated hereby constitute a violation of the antitrust laws, all to the end of expediting consummation of the transactions contemplated hereby. Each of Buyer and Seller shall consult with the other prior to any meetings, by telephone or in person, with the staff of the Federal Trade Commission or the United States Department of Justice, and each of Buyer and Seller shall have the right to have a representative present at any such meeting.

      7.5 Further Assurances. From time to time after the Closing Date, Seller, on the one hand, and Buyer, on the other hand, will execute and deliver, or cause to be executed and delivered, such other instruments of conveyance, assignment, transfer and delivery and will take such other actions as the other may reasonably request in order to more effectively consummate the transactions contemplated hereby, such as to transfer, convey, assign and deliver to Buyer any of the Purchased Assets, or enable Buyer to discharge the Assumed Liabilities, or enable Buyer to exercise and enjoy all rights, benefits and obligations of Seller with respect thereto. Upon Buyer's request, Seller agrees to continue providing after Closing, for a reasonable time, services to the Business which the Business is not currently providing for itself. Seller shall be paid a reasonable fee for such services. Seller agrees promptly to pay to Buyer any amounts received by Seller relating to receivables included in the Purchased Assets.

      7.6.  Environmental Insurance.

      Buyer and Seller each shall pay 50% of the premium for the environmental insurance policy referenced in Section 9.8.

      7.7   Payroll Tax.

      Seller shall make a clean cut-off of payroll and payroll tax reporting with respect to Division employees employed by Buyer paying over to the federal, state and city governments those amounts respectively withheld or required to be withheld for periods ending prior to the Closing Date. Seller shall also issue, by the date prescribed by IRS Regulations, Forms W-2 for wages paid to the Closing Date. Buyer shall be responsible for all payroll and payroll tax obligations as of and after the Closing Date for Division employees employed by Buyer.

8.    FURTHER COVENANTS OF SELLER

      Seller covenants and agrees as follows:

      8.1. Access to Properties, Information and Records. During the period prior to the Closing, Seller shall give Buyer, its counsel, accountants and other representatives access during normal business hours to all of the properties, books, records, contracts, documents, employees, facilities and properties of Seller and VMS relating to the Business for the purpose of such inspection, investigation and testing as Buyer deems appropriate and, with the prior written consent of Seller and so long as accompanied by a representative of Seller, Buyer shall have: (i) access to employees, agents and representatives for the purposes of such meetings and communications as Buyer reasonably desires; and (ii) access to customers, suppliers, and others having business dealings with Seller and VMS. Notwithstanding the foregoing, Buyer shall not conduct any environmental sampling without the written consent of Seller. The foregoing shall not affect the obligations of Buyer under that certain Confidentiality Agreement, signed by Buyer October 28, 1999.

      8.2. Conduct of Business Pending the Closing. From the date hereof until the Closing Date, except as required or contemplated by this Agreement and as otherwise approved in writing by the Buyer:

      8.2. (a) No Changes. Seller and VMS will operate the Business only in the usual, regular and ordinary manner, on a basis consistent with past practice and, to the extent consistent with such operation, use commercially reasonable efforts, consistent with past practice, to preserve the Business' present business organization intact, keep available the services of the Business' Employees and preserve its present relationships with persons having business dealings with the Business.

      8.2. (b) No Breach. Neither Seller nor VMS will do or omit any act which may cause a breach of any Material Contract, commitment or obligation, or any breach of any representation, warranty, covenant or agreement made by Seller relating to the Business.

      8.2. (c) Disposal of Assets. Neither Seller nor VMS will mortgage, pledge or dispose of any of the Purchased Assets, except in the ordinary course of the Business consistent with past practices.

      8.2. (d) Other. Neither Seller nor VMS will (i) permit or allow any of the Purchased Assets to become subject to any Lien except Permitted Liens, (ii) grant any increase in the compensation of Business employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment), except for reasonable increases in the ordinary course of the Business and consistent with past practice or as a result of contractual arrangements or sales compensation plans existing on the effective date of this covenant, (iii) enter into any Contracts giving rise to obligations with respect to the Business in excess of $100,000, (excluding purchase orders for raw materials in the ordinary course and consistent with past practice and excluding contracts entered into in connection with quotes that Seller has delivered to customers prior to the effective date of this covenant), (iv) fail to continue normal maintenance, (v) make any contract or commitment for capital expenditures in excess in the aggregate of $50,000, (vi) lend or agree to lend any funds,
(vii) fail to comply with all laws applicable to the Business, (viii) amend or in any way modify any Material Contract, (ix) introduce any material change with respect to the operation of the Business, including any method, principle or practice of accounting, (x) enter into any transaction or other relationship between the Business, on the one hand, and the Seller or any of its Affiliates, on the other hand.

      8.3. Disclosure. Seller shall have a continuing obligation to promptly notify Buyer in writing with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule, but no such disclosure shall cure any breach of any representation or warranty which is inaccurate when made.

      8.4   Exclusivity.

      Seller will not directly or indirectly solicit, initiate or encourage the submission of a proposal, or participate in any discussions or negotiations, or provide any information regarding a Prohibited Disposition with or to any person other than Buyer and its representatives. A "Prohibited Disposition" means any disposition of any Purchased Assets or the Business (other than in the ordinary course of business) or any change in control of the Purchased Assets or the Business. Seller will immediately notify Buyer if any person makes an offer or inquiry relating to a possible Prohibited Disposition.

      8.5   Actions to Effect the Transaction.

      At or prior to Closing, the parties will take all actions necessary to approve and effect the transactions contemplated hereby, including without limitation (i) taking all actions necessary or appropriate to satisfy all conditions precedent and to enable them to deliver at Closing the agreements and documents contemplated hereby, and (ii) executing and filing such documents and certificates as may be necessary or appropriate.

      8.6   Consents.

      If obtaining any consents, permit transfers or other actions by the Seller (in addition to the consents, permit transfers and actions referenced in Section 9.4) is necessary or desirable in Buyer's reasonable opinion to facilitate any objective as respects the Business or its future operations after Closing, Seller at Buyer's expense shall use all reasonable efforts to obtain any such consents, permit transfers or other actions. If any such consent is not obtained or if, in Buyer's opinion, any attempted assignment would be ineffective or would impair Buyer's rights under the Purchased Asset in question, then Buyer may, in addition to any other remedies available at law or in equity, require Seller to act after Closing as Buyer's agent to obtain for Buyer the maximum benefit permitted by law and the Asset. Seller shall cooperate with Buyer in any arrangement designed to provide such benefits.

      8.7   Affiliate Transactions.

      Upon Buyer's request, Seller will terminate or otherwise resolve, in a manner satisfactory to Buyer, all agreements and relationships between the Business, on one hand, and Seller, or any affiliate of the Seller, on the other hand.

9.    CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS

      Each and every obligation of Buyer to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of each of the following conditions:

      9.1. Representations and Warranties True on the Closing Date. Each of the representations and warranties made by Seller in this Agreement and in the statements contained in the Disclosure Schedule shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made or given on and as of the Closing Date, except for any changes permitted by the terms in this Agreement or consented to in writing by Buyer. For purposes of this Section 9.1 and Section 10.1 only, the term "in all material respects" shall mean that no breach of the representations and warranties shall have occurred or be alleged, which, in the reasonable judgment of the non-breaching party would result in a Claim (as defined in Section 11.1 and prior to giving effect to Section 11.5) under Section 11 in excess of $400,000.

      9.2. Compliance With Agreement. Seller shall have in all material respects performed and complied with all of its agreements and obligations under this Agreement which are to be performed or complied with by Seller prior to or on the Closing Date.

      9.3. Absence of Suit. No action, suit, proceeding, investigation or objection by or before any court or any governmental authority shall have been commenced or threatened with respect to the transactions contemplated hereby.

      9.4. Consents and Approvals. The approvals, consents, pay-off letters, waivers and other documents described in Schedule 9.4 shall have been received, and executed counterparts thereof shall have been delivered to Buyer.

      9.5. HSR Waiting Period. All applicable waiting periods under the HSR Act shall have expired.

      9.6   No Material Adverse Change.

      There shall have been no material adverse change in the financial condition, results of operations, cash flows, assets, liabilities or business of the Business from the date of the Recent Statements through the Closing and no material loss or damage shall have been sustained to the Purchased Assets, whether or not insured. The parties agree that changes in general economic conditions shall not constitute a material adverse change for purposes of this
Section 9.6.

      9.7   Opinion of Counsel.

      Buyer shall have received from counsel for Seller an opinion dated the Closing Date in form reasonably satisfactory to Buyer.

      9.8   Environmental Insurance.

      Buyer shall have received a fully paid binder of environmental insurance with $5 million or greater aggregate coverage, $50,000 deductible for a 5-year term, as described in Exhibit B.

      9.9   Pending Litigation.

      Buyer shall be satisfied that the reasonably likely Claim (as defined in Section 11.1) from the matters listed on Schedule 4.8 shall not exceed $50,000 for any individual matter or $200,000 in the aggregate.

10.   CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS

      Each and every obligation of Seller to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the following conditions:

      10.1. Representations and Warranties True on the Closing Date. Each of the representations and warranties made by Buyer in this Agreement, shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as those such representations and warranties were made or given on and as of the Closing Date, except for any changes permitted by the terms of this Agreement or consented to in writing by Seller.

      10.2. Compliance With Agreement. Buyer shall have in all material respects performed and complied with all of Buyer's agreements and obligations under this Agreement which are to be performed or complied with by Buyer prior to or on the Closing Date.

      10.3. Absence of Suit. No action, suit or proceeding before any court or any governmental authority shall have been commenced or threatened with respect to, and no investigation by any governmental or regulating authority shall have been commenced, relating to the transactions contemplated hereby.

      10.4. HSR Waiting Period. All applicable waiting periods under the HSR Act shall have expired.

      10.5. Opinion of Counsel. Seller shall have received from counsel for Buyer an opinion dated the Closing Date, in form reasonably satisfactory to Seller.

      10.6 IRB Debt. Seller shall have received from Buyer documentation reasonably satisfactory to Seller and its counsel to indemnify Seller for any liability arising from or connected to the City of Wooster, Ohio Industrial Development Revenue Bond, Series 1985 dated December 30, 1985.

11.   INDEMNIFICATION

      11.1. By Seller. Subject to the terms and conditions of this Article 11, Seller hereby agrees to indemnify, defend and hold harmless Buyer, and its directors, officers, employees and controlled and controlling persons and persons under common control (hereinafter "Buyer's Affiliates"), from and against all Claims asserted against, resulting to, imposed upon, or incurred by Buyer, Buyer's Affiliates or the Business and assets transferred to Buyer pursuant to this Agreement, directly or indirectly, by reason of, arising out of or resulting from (a) the inaccuracy or breach of any representation or warranty of Seller contained in or made pursuant to this Agreement; (b) the breach of any covenant of Seller contained in this Agreement; or (c) any Claim of or against Seller, the Purchased Assets or the Business not assumed by Buyer pursuant hereto. As used in this Article 11, the term "Claim" shall include (i) all Liabilities;
(ii) all losses, damages, judgments, awards, settlements, costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter), penalties, court costs and attorneys fees and expenses); and
(iii) all demands, claims, suits, actions, costs of investigation, causes of action, proceedings and assessments, whether or not ultimately determined to be valid.

      11.2. By Buyer. Subject to the terms and conditions of this Article 11, Buyer hereby agrees to indemnify, defend and hold harmless Seller, its directors, officers, employees and controlling persons from and against all Claims asserted against, resulting to, imposed upon or incurred by any such person, directly or indirectly, by reason of or resulting from (a) the inaccuracy or breach of any representation or warranty of Buyer contained in or made pursuant to this Agreement; (b) the breach of any covenant of Buyer contained in this Agreement; or (c) all Claims of or against Seller assumed by Buyer pursuant hereto.

      11.3. Indemnification of Third-Party Claims. The following provisions shall apply to any Claim subject to indemnification which is (i) a suit, action or arbitration proceeding filed or instituted by any third party, or (ii) any other form of proceeding or assessment instituted by any Government Entity:

         11.3. (a) Notice and Defense. The party or parties to be indemnified (whether one or more, the "Indemnified Party") will give the party from whom indemnification is sought (the "Indemnifying Party") prompt written notice of any such Claim, and the Indemnifying Party will have the option, but not the obligation, to undertake the defense thereof by representatives chosen by it. The failure to give prompt written notice shall not relieve the Indemnifying Party of liability hereunder except to the extent the Indemnifying Party is actually prejudiced by the failure to provide prompt written notice. So long as the Indemnifying Party is defending any such Claim actively and in good faith, the Indemnified Party shall not settle such Claim. The Indemnified Party shall make available to the Indemnifying Party or its representatives all records and other materials required by them and in the possession or under the control of the Indemnified Party, for the use of the Indemnifying Party and its representatives in defending any such Claim, and shall in other respects give reasonable cooperation in such defense.

         11.3. (b) Failure to Defend. If the Indemnifying Party, within a reasonable time after notice of any such Claim, fails to defend such Claim actively and in good faith, the Indemnified Party will (upon further notice) have the right to undertake the defense, compromise or settlement of such Claim or consent to the entry of a judgment with respect to such Claim, on behalf of and for the account and risk of the Indemnifying Party, and the Indemnifying Party shall thereafter have no right to challenge the Indemnified Party's defense, compromise, settlement or consent to judgment.

         11.3. (c) Indemnified Party's Rights. Anything in this Article 11 to the contrary notwithstanding, the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment.

   11.4. Procedures for Indemnification. In the event that Indemnified Party claims indemnification under this Agreement, it shall provide Indemnifying Party written notice of the amount and nature of the claimed indemnification. Indemnifying Party shall pay such indemnification claim after resolution of such claim.

   11.5. Limitations.

         11.5. (a) Time Limitations. No claim or action among the parties hereto shall be brought under this Article 11 for breach of a representation or warranty after the lapse of twelve (12) months following the Closing. Regardless of the foregoing, however, or any other provision of this Agreement:

                  (i) Any claim or action brought for breach of any
            representation or warranty made by Seller in or pursuant to Section 4.4(b) may be brought at any time until 30 months after the Closing Date.

                  (ii) Any claim or action brought for breach of any
            representation or warranty made by Seller in or pursuant to Section
            4.10 may be brought at any time until the third anniversary of the Closing Date.

                  (iii) Any claim or action brought for breach of any
            representation or warranty made by Seller in or pursuant to Section
            4.5 may be brought at any time until the underlying Tax obligation is barred by the applicable period of limitation under federal and state laws relating thereto (as such period may be extended by waiver).

                  (iv) Any claim or action brought for breach of any
            representation or warranty made by Seller pursuant to Section 4.11(a) or (d) may be brought at any time without limitation.

                  (v) Any claim or action brought for willful or intentional misrepresentations or breaches of warranties may be brought at any time without limitation.

                  (vi) Any claim made by a party hereunder by written notice to the other party hereto for breach of a representation or warranty prior to the termination of the survival period shall be preserved despite the subsequent termination of such survival period.

                  (vii) The limitations in this Section 11.5(a) do not apply to covenants or agreements; covenants and agreements (including without limitation Section





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
         2.2) will survive closing without limitation except as otherwise expressly provided herein.

         11.5. (b) Amount Limitation.

                  (i) Deductible. Buyer shall not be entitled to indemnification for breach of a representation or warranty under this Article 11 unless the aggregate of the Seller's indemnification obligations to the Buyer pursuant to this Article 11 (but for this Section 11.5(b)) exceeds $400,000, in which case the Buyer shall be entitled to indemnification in full only for amounts owed to it under this Article 11 exceeding $400,000, subject to the limitations set forth in this Section 11.5.(b); provided that the foregoing limitation shall not apply to breaches of any covenant or agreement (including without limitation
         Section 2.2), representations and warranties made by Seller pursuant to Sections 4.11(a) or (d) or 4.22 or willful or intentional misrepresentations or breaches of warranty.

                  (ii) Mini Basket. Any inaccuracy or breach of representation or warranty shall not constitute a Claim unless the amount for a particular inaccuracy or breach of representation or warranty exceeds $10,000 and in such event, the Indemnified Party shall be entitled to indemnification in full for such breach, subject to the limitations set forth in this Section 11.5.(b); provided that the foregoing limitation shall not apply to breaches of any covenant or agreement (including without limitation Section 2.2), representations and warranties made by Seller pursuant to Sections 4.11(a) or (d) or 4.22 or willful or intentional misrepresentations or breaches of warranty.

                  (iii) Maximum General Indemnity. In no event shall the maximum aggregate indemnification obligations of an Indemnifying Party under this Article 11 relating to breaches of representations and warranties exceed $10 Million Dollars ($10,000,000); provided that the foregoing limitation shall not apply to breaches of any covenant or agreement (including without limitation Section 2.2), representations and warranties made by Seller pursuant to Section 4.11(a) or (d) or willful or intentional misrepresentations or breaches of warranty.

         11.5(c) Buyer's Knowledge. Buyer shall not be entitled to indemnification for breach of a representation or warranty under this
         Article 11 to the extent Buyer had actual knowledge of such breach prior to the date hereof. The limitation in this Section 11.5(c) shall not apply to any facts or circumstances of which Seller has indicated to Buyer that Buyer's understanding of the facts or circumstances is not correct or that Seller does not believe such facts or circumstances constitute a breach.

   11.6. Tax Effect. The indemnification obligation of an Indemnifying Party shall be adjusted so as to give effect to any net reduction (assuming a discount rate of 6% for any loss of deduction relating to goodwill) in federal, state, local or foreign income or franchise tax liability if and when actually realized at any time by the Indemnified Party in connection with the satisfaction by the Indemnifying Party of the claims with respect to which indemnification is sought hereunder.

    11.7. Insurance Offset. The obligation of a party to indemnify any Claim under this Article 11 shall be reduced by the full amount of any insurance actually collected by the Indemnified Party with respect to such Claim under any applicable policy or policies.

    11.8. Remedy. Except as provided in Section 11.10, the limitations contained in Section 11.5 shall apply to any claims or actions brought pursuant to this Agreement however such claims are designated. The parties agree that, absent fraud, the parties waive the equitable remedy of rescission.

    11.9 Certain Environmental Matters. From and after the Closing Date, Buyer shall not initiate any sampling or investigatory activities with respect to determining the existence of contamination of the Real Property unless: (i) the Buyer is required by a governmental entity to perform such activities; (ii) the Buyer is required to perform such activities to maintain compliance with the requirements of any Environmental Law; (iii) the Buyer initiates such activities in connection with a project on the Real Property unrelated to environmental matters; or (iv) the Seller consents in writing to the Buyer's performance of such activities. Buyer shall not assert any claim for indemnification under
Article 11 hereof with respect to a breach of the representations and warranties contained in Section 4.10 hereof if such claim arises from sampling or investigatory activities prohibited by this Section 11.9.

    11.10 Pending Litigation. Seller hereby agrees to indemnify, defend and hold harmless Buyer and Buyer's Affiliates to the extent that the aggregate amount of Claims incurred by Buyer and Buyer's Affiliates relating to the matters set forth on Schedule 4.8 exceed (Seller shall only be liable for such excess) $400,000. The indemnification set forth in this Section 11.10 is not subject to Sections 11.3 or 11.5.

12. CLOSING

    12.1 Closing Date and Place.

   The closing of this transaction ("the Closing") will take place at the offices of Seller's counsel as soon as practical. Such date is referred to in this Agreement as the "Closing Date".

      12.2  Seller's Closing Obligations.

      Seller, subject to the satisfaction of all conditions precedent to Seller's obligations and the simultaneous delivery by Buyer of all items required under Section 12.3, shall deliver to Buyer at Closing: (a) duly executed deeds, bills of sale, stock certificates representing the VMS Shares together with duly executed stock powers, and other documents or instruments of conveyance, transfer or assignment as are necessary or appropriate to vest or confirm in Buyer all right, title and interest in and to all of the Purchased Assets as contemplated by this

Agreement, all of which documents shall be in form and substance reasonably satisfactory to counsel for Buyer; (b) releases and other appropriate documents signed by the secured parties of any liens, mortgages, deeds of trust or security interests against Purchased Assets releasing such interests (except as to Permitted Liens); (c) an opinion dated the Closing Date from counsel for Seller; (d) such agreements and other documents contemplated hereby to be delivered by Seller at Closing; (e) copies of the resolutions of the directors of Seller approving the transactions contemplated by this Agreement; (f) certificates, dated the Closing Date, signed by Seller's President or Vice President and Secretary or Assistant Secretary certifying that all representations and warranties contained herein are true as of the Closing and that Seller has complied with all provisions of this Agreement; and (g) such further certificates, instruments, opinions, and other documents as shall be reasonably requested by Buyer's counsel.

    12.3 Buyer's Closing Obligations.

    Buyer, subject to the satisfaction of all conditions precedent to Buyer's obligations and the simultaneous delivery by Seller of all items required under
Section 12.2, shall deliver at the Closing: (a) to Seller, the Purchase Price;
(b) all appropriate instruments of assumption and other documents or instruments as shall be necessary to cause Buyer to assume any liabilities to be assumed by Buyer hereunder, executed by Buyer, in form and substance reasonably satisfactory to Seller, and (c) an opinion dated the Closing Date from counsel for Buyer.

13. TERMINATION

    13.1. Right of Termination Without Breach.

    This Agreement may be terminated without further liability of any party at any time prior to the Closing:

          13.1. (a) by mutual written agreement of Buyer and Seller, or

          13.1. (b) by either Buyer or Seller if the Closing shall not have occurred on or before May 31, 2000, provided the terminating party has not, through breach of a representation, warranty or covenant, prevented the Closing from occurring on or before such date.

    13.2. Termination for Breach.

          13.2. (a) Termination by Buyer. If (i) there has been a material violation or breach by Seller of any of the agreements, representations or warranties contained in this Agreement which has not been waived in writing by Buyer, or (ii) there has been a failure of satisfaction of a condition to the obligations of Buyer which has not been so waived, or (iii) Seller shall have attempted to terminate this Agreement under this Article 13 or otherwise without grounds to do so, then Buyer may, by written notice to Seller at any time prior to the Closing that such violation, breach, failure or wrongful termination attempt is continuing, terminate this Agreement with the effect set forth in
Section 13.2.(c) hereof.

            13.2. (b) Termination by Seller. If (i) there has been a material violation or breach by Buyer of any of the agreements, representations or warranties contained in this Agreement which has not been waived in writing by Seller, or (ii) there has been a failure of satisfaction of a condition to the obligations of Seller which has not been so waived, or (iii) Buyer shall have attempted to terminate this Agreement under this Article 13 or otherwise without grounds to do so, then Seller may, by written notice to Buyer at any time prior to the Closing that such violation, breach, failure or wrongful termination attempt is continuing, terminate this Agreement with the effect set forth in
Section 13.2.(c) hereof.

            13.2. (c) Effect of Termination. Termination of this Agreement pursuant to this Section 13.2.(c) shall not in any way terminate, limit or restrict the rights and remedies of any party hereto against any other party which has violated, breached or failed to satisfy any of the representations, warranties, covenants, agreements, conditions or other provisions of this Agreement prior to termination hereof. In addition to the right of any party under common law to redress for any such breach or violation, the party whose breach or violation has occurred prior to termination shall indemnify the other party for whose benefit such representation, warranty, covenant, agreement or other provision was made ("indemnified party") from and against all losses, damages (including, without limitation, consequential damages), costs and expenses (including, without limitation, interest (including prejudgment interest in any litigated matter), penalties, court costs, and attorneys fees and expenses) asserted against, resulting to, imposed upon, or incurred by the indemnified party, directly or indirectly, by reason of, arising out of or resulting from such breach or violation.

14. MISCELLANEOUS

    14.1. Fees and Expenses. Except as otherwise stated in this Agreement or as set forth below, all expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred such expenses:

            14.1. (a) Title Insurance Premiums. All premiums for the issuance of title insurance policies on the Seller's owned or leased real property conveyed pursuant to this Agreement and the cost of any surveys performed on such property shall be borne and paid for exclusively by the Buyer.

            14.1. (b) Transfer Taxes and Recording Expenses. Buyer agrees to pay all sales, transfer, motor vehicle, registration or similar Taxes and recording expenses, if any, required to be paid in connection with the transfer of the Purchased Assets (excluding any interest charge, penalty or addition to tax with respect thereto relating to Seller's failure to timely pay such Tax or file any return relating thereto required to be filed by Seller) without regard to whether such Taxes or expenses are imposed on Buyer or Seller, or any one of them.

    14.2. Disclosure Schedule. Any fact or item disclosed on any Disclosure Schedule to this Agreement shall be deemed disclosed on all other Disclosure Schedules to this Agreement to which such fact or item may reasonably apply so long as such disclosure is in sufficient detail to enable a party hereto to identify the facts or items to which it applies. Any fact or item disclosed on any Disclosure Schedule hereto shall not by reason only of such inclusion be deemed to be material and shall not be employed as a point of reference in determining any standard of materiality under this Agreement.

    14.3. Further Assurance. From time to time, at Buyer's request and without further consideration, Seller will execute and deliver to Buyer such documents and take such other action as Buyer may reasonably request in order to consummate the transactions contemplated hereby and to vest in Buyer good, valid and marketable title to the Purchased Assets.

    14.4. Assignment; Parties in Interest.

          14.4. (a) Assignment. Except as expressly provided herein, the rights and obligations of a party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other parties. Notwithstanding the foregoing, Buyer may, without consent of any other party, cause one or more subsidiaries of Buyer to carry out all or part of the transactions contemplated hereby; provided, however, that Buyer shall, nevertheless, remain liable for all of its obligations, and those of any such subsidiary, to Seller hereunder.

          14.4. (b) Parties in Interest. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto. Nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

    14.5. Law Governing Agreement. This Agreement may not be modified or terminated orally, and shall be construed and interpreted according to the internal laws of the State of Delaware, excluding any choice of law rules that may direct the application of the laws of another jurisdiction.

    14.6. Entire Agreement; Interpretation. The covenants, representations, warranties, terms and conditions of this Agreement represent a negotiated allocation of the economic risks of this transaction. The parties intend that this Agreement be interpreted without regard to any prior oral or written understandings, representations, disclosures, investigations or agreements. This Agreement embodies the entire agreement between the parties hereto with respect to the transactions contemplated herein, and there have been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein.

    14.7. Notice. All notices, requests, demands and other communications hereunder shall be given in writing and shall be: (a) personally delivered; (b) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents; or (c) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service. The respective addresses to be used for all such notices, demands or requests are as follows:

          (a)   If to Seller, to:

                TransPro, Inc.
                100 Gando Drive

                  New Haven, Connecticut 06513
                  Attention:  President
                  Facsimile:  (203) 401-6470

                  (with a copy to)

                  Foley & Lardner
                  777 East Wisconsin Avenue
                  Milwaukee, Wisconsin 53202
                  Attention:  William J. Abraham
                  Facsimile:  (414) 297-4900

or to such other person or address as Seller shall furnish to Buyer in writing.

            (b)   If to Buyer, to:

                  Leggett & Platt, Incorporated
                  No. 1 Leggett Road
                  Carthage, MO  64836
                  Attention:  Robert G. Griffin
                  Facsimile:  (417) 358-2636

                  (with copies to)
                  Leggett & Platt, Incorporated
                  No. 1 Leggett Road
                  Carthage, MO  64836
                  Attention:  James M. Ukena
                  Facsimile:  (417) 358-8449

                  Leggett & Platt, Incorporated
                  No. 1 Leggett Road
                  Carthage, MO  64836
                  Attention:  Scott S. Douglas
                  Facsimile:  (417) 358-8449

or to such other person or address as Buyer shall furnish to Seller in writing.

      If personally delivered, such communication shall be deemed delivered upon actual receipt; if electronically transmitted pursuant to this paragraph, such communication shall be deemed delivered at the time of transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section.

      14.8. Disclosures and Announcements. Both the timing and the content of all public announcements concerning the transactions provided for in this Agreement by either Seller or Buyer shall be subject to the review of the other in all essential respects, except that Seller's approval shall not be required as to any statements and other information which Buyer may make as required by law.

      14.9 Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

      14.10 Counterparts/Facsimiles. This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original. Facsimile signatures shall be deemed original.

      14.11 Knowledge. For purposes of this Agreement, the Seller shall be deemed to have "Knowledge" of a particular fact or matter if any of the persons listed on Schedule 14.11 is actually aware of such fact or matter, or such person should have known such information in the exercise of reasonable care and after reasonable inquiry.

      14.12 Confidentiality Agreements.

      Effective as of the Closing, Buyer's obligations under confidentiality and similar agreements (including without limitation the confidentiality agreement signed by Buyer on October 28, 1999) shall terminate.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

                                   TRANSPRO, INC.
                                   (Seller)

Date: April 17, 2000               By:  /s/ Henry P. McHale
                                        ----------------------------------------
                                        Henry P. McHale
                                        President and Chief Executive Officer

                                   LEGGETT & PLATT, INCORPORATED
                                   (Buyer)

Date: April 17, 2000               By:  /s/ Robert G. Griffin
                                        ----------------------------------------
                                        Robert G. Griffin
                                        Senior Vice President